December 31, 2012

Mr. John Dana Brown, Esq.

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	T3 Motion, Inc.

Preliminary Information Statement on Schedule 14C

File No. 001-35133

Dear Mr. Brown:

On behalf of T3 Motion, Inc. (the “Company”), we are responding to the comments received from the Staff in a letter dated December 13, 2012 and by Sonia Bednarowski in a telephone call with Fran Stoller of this firm regarding the Company’s Preliminary Information Statement on Schedule 14C, the amendment to which is filed herewith. In order to facilitate your review of the revised Preliminary Information Statement (the “Information Statement”), we have responded to each of the comments set forth in the Staff’s letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s letter. Page numbers refer to the Information Statement as filed herewith. Unless otherwise stated, capitalized items used herein shall have the same meaning as in the Information Statement.

  Please revise page 2 of your information statement to clearly identify each proposal that was voted upon, including the approval of the securities purchase agreement, the issuance of the debentures, warrants and common stock, the increase in authorized shares, the reverse stock split and each of the proposals described on page 5 in the Other Matters Recently Approved by the Company’s Shareholders section.

RESPONSE: The three proposals identified on page 2 of the Information Statement are the only proposals to which the Information Statement refers and for which notice is required. Although the Action by Written Consent of Stockholders dated November 26, 2012 (the “November Consent”) contained additional resolutions pertaining to (i) the Company’s entry into the Securities Purchase Agreement (“SPA”), (ii) the reduction in the exercise price of the outstanding Series I Warrants and (iii) the executive compensation arrangements with Rod Keller and Monique Apter, the Company was not required to obtain stockholder approval of any of these actions pursuant to the Delaware General Corporation Law (“DGCL”), the rules of the NYSE MKT, LLC (“NYSE MKT”), the Company’s certificate of incorporation or bylaws or any contractual obligation prior to taking such actions and, in fact, each of these actions has already been taken by the Company. The intent of the stockholders in including these additional items in the November Consent was merely to acknowledge, at the request of certain investors, the concurrence of these stockholders with certain actions that had been approved and would be implemented by the Company’s Board of Directors (the “Board”) acting in its sole discretion. In order to clarify the purpose and intent of the November Consent, the signatories thereto have executed an Amendment to Action by Written Consent dated December 17, 2012 (the “December Amendment”), a copy of which is attached hereto as Annex A. The December Amendment clarifies that as a legal matter, the Company neither solicited nor obtained the approval of its stockholders for actions that the Board was authorized to take without the need for such approval.

The Company also draws the Staff’s attention to Rule 14c-2 of the Securities Exchange Act of 1934, as amended (the “Act”), which states in pertinent part “ In connection with every annual or other meeting of the holders of the class of securities registered pursuant to section 12 of the Act …, the registrant shall transmit to every security holder of the class that is entitled to vote or give an authorization or consent in regard to any matter to be acted upon and from whom proxy authorization or consent is not solicited on behalf of the registrant pursuant to section 14(a) of the Act…” The Company respectfully submits that a corporation's stockholders are not entitled to vote upon or consent to the corporation's issuance of securities, modification to the terms of its securities or entry into employment agreements unless such right is specifically granted to the stockholders by the corporation's charter documents, state or federal law, contract or the rules for continued listing on the particular stock exchange. Accordingly, the Company respectfully submits that it is not required to include any additional items on page 2 of the Information Statement. The Company has revised the Information Statement to avoid confusion with respect to the relative rights of the Company's board of directors and its stockholders.

  It appears that you are required to provide the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e) of Schedule 14A because of the shareholder vote to issue the senior secured authorized convertible debentures and the five-year warrants. Please provide use your analysis as to why you have not provided this information. In addition, it appears that you are also required to provide the information required by Item 13(a) of Schedule 14A pursuant to Item 12(f) of Schedule 14A, as we note that the shareholders approved the modification of the exercise price of your outstanding Series I Warrants from $0.60 per share to $0.10 per share. Please tell us why you have not provided such disclosure.

RESPONSE: As previously discussed in our response to Comment 1, the Company was not required to solicit or obtain the consent of its stockholders prior to its execution of the SPA, which provided for the issuance of the Debentures and the Warrants, nor was it required to obtain the consent of its stockholders prior to its reduction in the exercise price of the Company’s outstanding Series I Warrants to $.10 per share. Although the November Consent contains resolutions with respect to these action items, the intent of the Company in including these items in the November Consent was to obtain confirmation from these stockholders requested by certain investors that such stockholders acknowledged and concurred with certain actions that had been approved and were to be implemented by the Board acting in its sole discretion. The action taken pursuant to the December Amendment clarifies the purpose and intent of the November Consent.

Because no stockholder approval of the SPA, which contemplated the issuance of the Debentures and Warrants, was required or given prior to the authorization or issuance of such securities, and because the only issuance for which the Company sought and obtained stockholder approval is the issuance of additional shares of common stock pursuant to the rules of NYSE MKT, the Company does not believe that it is required to provide information with respect to Item 11(e) and Item 13(a) of Schedule 14A. The Company respectfully refers the Staff to Instruction 1 to Item 13 that provides the following:

“Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted (emphasis added). In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, (emphasis added) the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”

Similarly, because no stockholder approval of the reduction in the exercise price of the Company’s outstanding Series I Warrants was required nor solicited prior to the Company’s taking of this action, the Company does not believe that it is required to provide information with respect to Item 12(f) and Item 13(a) of Schedule 14A.

3.	Please revise to disclose your plans for distributing fractional shares. For example, please disclose as to whether you will distribute full shares for each fractional share or if you intend to provide cash in lieu of fractional shares. If you intend to provide cash in lieu of fractional shares, please revise to disclose the number of shareholders you will have after the reverse stock split for each of the proposed reverse split ratios on page 13.

RESPONSE: The Company does not intend to issue fractional shares in connection with any reverse stock split but instead will round all fractional shares resulting from the reverse stock split up to the next whole share. The Company has added disclosure with respect to its plans for dealing with fractional shares on pages 4, 12 and 13 of the Information Statement.

4.	Please revise to disclose the price of your shares of common stock as of the most recent practicable date.

RESPONSE: The requested disclosure has been added on page 3 of the Information Statement.

5.	Please revise to disclose the material terms of the “employment agreement with a sales officer” that was approved by your stockholders.

RESPONSE: As discussed in the Company’s response to Comment 1, stockholder approval was not required in connection with the Company’s execution of the employment agreement that was entered into with a sales officer and the resolutions contained in the November Consent with respect to this agreement were, as stated in the December Amendment, included at the request of specific investors to acknowledge such stockholders’ concurrence with the action approved and to be implemented by the Board. The Company has added a description of the material terms of this agreement on page 5 of the Information Statement.

6.	We note your disclosure on page 13 that the reverse stock split “will increase significantly the ability of the Board to issue authorized and unreserved shares of the Company’s Common Stock without further stockholder approval.” Please revise to state here, if true, that other than the issuances pursuant to the securities purchase agreement, you have no current plans, arrangements or understandings, either written or oral, to issue any of the additional shares. If you do have any such plans, arrangements or understandings, please disclose.

RESPONSE: The requested disclosure has been added on page 14 of the Information Statement.

7.	We note your disclosure on page 14 that no director or executive officer had any substantial interest direct or indirect with respect to the matters voted upon. However, we note your disclosure in your Form 8-K filed on November 30, 2012 that the modifications to Mr. Keller’s employment agreement were made pursuant to the terms of the securities purchase agreement. Please revise to disclose Mr. Keller’s interest with respect to the matters voted upon or tell us why you believe that Mr. Keller did not have interest direct or indirect with respect to the matters voted upon.

RESPONSE: As discussed in the Company’s response to Comment 1, stockholder approval was not required in connection with the Company’s execution of Mr. Keller’s employment agreement and the resolutions contained in the November Consent with respect to this agreement were, as stated in the December Amendment, included at the request of specific investors to confirm such stockholders acknowledgment of and concurrence with the action approved and to be implemented by the Board. Accordingly, and in an effort not to confuse its stockholders, the Company has moved the descriptions of all matters for which stockholder approval was neither solicited nor obtained, including the employment agreement with Mr. Keller. However, we respectfully advise the Staff of the following. As disclosed in the Company’s Form 8-K filed on November 30, 2012, Mr. Keller’s employment agreement was modified to provide for the issuance to Mr. Keller of an option to purchase 3,000,000 shares of common stock in accordance with the provisions of the Company’s 2010 Stock Incentive Plan (the “Plan”). Mr. Keller’s employment agreement was also modified to provide that in the event that the Company completes a financing equal to or in excess of $3,000,000 prior to January 26, 2014, the Company will grant Mr. Keller an additional option to purchase 3,000,000 shares of common stock in accordance with the terms of the Plan, subject to customary adjustments for reverse stock splits and similar events. At its upcoming annual meeting of stockholders, the Company is seeking the approval of its stockholders to an amendment to the Plan to increase the number of shares underlying the Plan to 18,150,000. The definitive proxy statement filed with the Securities and Exchange Commission and sent to the Company’s stockholders clearly sets forth the amount of such increase allocated to Mr. Keller for these option grants as required by the proxy rules.

In addition to the foregoing, please be advised that in response to a comment communicated by Ms. Bednarowski, the Information Statement has been revised throughout to address the need for better plain English disclosure.

The Company hereby acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this filing. Should you have any questions concerning any of the foregoing, please contact the undersigned at 212-407-4935 or Angela Dowd at 212-407-4097.

/s/ Fran Stoller
Fran Stoller

CC:	Sonia Bednarowski, Esq.

Rod Keller

Annex A

AMENDMENT TO

ACTION BY WRITTEN CONSENT

OF THE

STOCKHOLDERS

OF

T3 MOTION, INC.
(a Delaware corporation)

The undersigned stockholders of T3 Motion, Inc. (the “Company”), having previously executed an Action By Written Consent of the Stockholders dated November 26, 2012 (the “November Consent”) hereby amend and clarify the actions taken and resolutions adopted in the November Consent as follows:

WHEREAS, the undersigned stockholders of the Company holding, as of November 26, 2012, in the aggregate a majority of the outstanding shares of the Company entitled to vote on the matters set forth below; and

WHEREAS, the undersigned stockholders wish to amend and clarify the purpose and intent of the resolutions adopted in the November Consent since certain of the resolutions were adopted in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) and the bylaws of the Company or the rules of the NYSE MKT, LLC (“NYSE MKT”) to evidence the approval of the stockholders of the actions described therein in accordance therewith while other resolutions were adopted solely to acknowledge the concurrence of the undersigned stockholders with the actions approved and taken by the Company’s Board of Directors, as no stockholder approval of these actions was required pursuant to the DGCL, the rules of the NYSE MKT, the Company’s certificate of incorporation or bylaws or any contractual or other obligation of the Company.

NOW THEREFORE, the undersigned stockholders hereby acknowledge their concurrence with the actions taken by the Board of Directors of the Company acting in its sole discretion:

RESOLVED, that the Company be, and it hereby is, authorized to enter into a Securities Purchase Agreement in the form previously delivered to the undersigned (the “SPA”) with “accredited” investors pursuant to which the Company may issue up to $10,000,000 in principal amount of one-year Senior Secured Convertible Debentures (the “Debentures”), five-year warrants (the “Warrants”) to purchase up to 100,000,000 shares of the Company’s common stock (the “Common Stock”) and 5,000,000 shares of Common Stock (the “Closing Shares”), the Debentures and the Warrants to be in the forms attached as exhibits to the SPA; and it is further

RESOLVED, that the Company be, and it hereby is, authorized to reduce the exercise price of its outstanding Series I Warrants to $.10 per share immediately prior to the closing of the transactions contemplated by the SPA; and it is further

RESOLVED, that the Company’s executive compensation arrangements with Rod Keller and Monique Apter set forth on Schedule 2.3(b) of the SPA be, and they hereby are, approved.

AND NOW, THEREFORE, the undersigned stockholders, acting in accordance with Section 228 of the DGCL, the bylaws of the Company and the rules of the NYSE MKT, hereby reaffirm their adoption of the following resolutions pursuant to the November Consent and their approval of the actions described therein:

RESOLVED, that the Closing Shares and the shares of Common Stock issuable upon conversion of the Debentures and exercise of the Warrants (collectively, the “Underlying Shares”) be authorized and reserved for issuance by the Company; and it is further

RESOLVED, that an amendment to the Company’s certificate of incorporation (the “Amendment”) increasing the number of authorized shares of Common Stock to 250,000,000 shares, or such other number as the proper officers of the Company deem necessary and desirable to effectuate the transactions contemplated by the SPA is hereby approved; and it is further

RESOLVED, that the Company be, and it hereby is, authorized to effect up to a 1 for 50 reverse stock split such that up to every 50 shares issued and outstanding shares of Common Stock shall be automatically converted into one share of Common Stock (the “Split”), the specific ratio of the Split to be determined by the Board of Directors of the Company after consultation with its advisors and representatives of the NYSE MKT; and it is further

RESOLVED, that the officers of the Company are hereby authorized to (i) effect the filing of the Amendment with the Secretary of State of the State of Delaware on the 21st day following the mailing of an information statement regarding the Amendment, the Split and the reservation and issuance of the Underlying Shares to the Company’s stockholders in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the DGCL (the “Effective Date”), (ii) effect the Split at any time after the Effective Date, and (iii) issue within five business days after the Effective Date Underlying Shares in excess of 19.99% of the issued and outstanding Common Stock on the initial closing of the SPA required by the SPA to be issued; and it is further

RESOLVED, that each authorized officer be, and hereby is, authorized and empowered, in the name and on behalf of the Company, to execute all such further documents, certificates or instruments, and to take all such further action, as any such officer may deem necessary, proper, convenient or desirable in order to carry out each of the foregoing resolutions and fully to effectuate the purposes and intents thereof, and that all actions taken by the officers of the Company to date, in connection with the foregoing resolutions or otherwise, are hereby in all respects confirmed, ratified and approved

This Amendment to Action by Written Consent may be executed in counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument. The undersigned have executed this Amendment to Action by Written Consent as of the date set forth below, and have directed that this Amendment to Action by Written Consent be filed with the minutes of the proceedings of the directors and stockholders of the Company.

Dated: December 17, 2012

/s/ Ki Nam
Ki Nam

Vision Opportunity Master Fund, Ltd.

By:  /s/ Adam Benowitz

 Name: Adam Benowitz
Title: Director

Vision Capital Advantage Fund, L.P.

By: VCAF GP, LLC

Its: General Partner

By:  /s/ Adam Benowitz

Name: Adam Benowitz
Title: Managing Member